Exhibit 99.2



Hospitality Properties Trust

Second Quarter 2011
Supplemental Operating and Financial Data

All amounts in this report are unaudited.

Intercontinental, Houston, TX.
Guest Rooms: 485.

TABLE OF CONTENTS



CORPORATE INFORMATION   **PAGE/EXHIBIT**

    Company Profile   7,8

    Investor Information   9

    Research Coverage   10

FINANCIAL INFORMATION

    Key Financial Data   12,13

    Condensed Consolidated Balance Sheets   14

    Condensed Consolidated Statements of Income   15

    Notes to Condensed Consolidated Statements of Income   16

    Condensed Consolidated Statements of Cash Flows   17

    Segment Information   18,19

    Debt Summary   20

    Debt Maturity Schedule   21

    Leverage Ratios, Coverage Ratios and Public Debt Covenants   22

    FF&E Reserve Escrows   23

    Acquisition and Disposition Information Since January 1, 2011   24

PORTFOLIO INFORMATION

    Summary of Operating Agreements   26, 27

    Portfolio by Operating Agreement, Manager and Brand   28

    Operating Statistics by Hotel Operating Agreement   29

    Coverage by Operating Agreement   30

    Operating Agreement Expiration Schedule   31

EXHIBITS

    Calculation of EBITDA   A

    Calculation of Funds from Operations (FFO) and Normalized FFO   B



WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS SUPPLEMENTAL PRESENTATION OF OPERATING AND FINANCIAL DATA REPORT CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE", OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR HOTEL MANAGERS' OR TENANTS' ABILITIES TO PAY THE FULL CONTRACTUAL AMOUNTS OR ANY LESSER AMOUNTS OF RETURNS OR RENTS DUE TO US;

- THE ABILITY OF TRAVELCENTERS OF AMERICA LLC, OR TA, TO PAY THE AMENDED AND DEFERRED RENT AMOUNTS DUE TO US;

- OUR ABILITY TO PAY DISTRIBUTIONS AND THE AMOUNT OF ANY SUCH DISTRIBUTIONS;

- OUR ABILITY TO RAISE DEBT OR EQUITY CAPITAL;

- OUR INTENT TO REFURBISH OR MAKE IMPROVEMENTS TO CERTAIN OF OUR PROPERTIES;

- THE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY;

- OUR ABILITY TO REFINANCE OUR REVOLVING CREDIT FACILITY;

- OUR ABILITY TO PAY INTEREST AND DEBT PRINCIPAL;

- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS;

- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT;

- OUR ABILITY TO PURCHASE ADDITIONAL PROPERTIES;

- OUR PLANS TO PURSUE THE SALE OF CERTAIN HOTELS; AND

- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, CASH AVAILABLE FOR DISTRIBUTION, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS;

- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES;

- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS AFFECTING THE REAL ESTATE, HOTEL, TRANSPORTATION AND TRAVEL CENTER INDUSTRIES, ACCOUNTING RULES, TAX RATES AND SIMILAR MATTERS;

- COMPETITION WITHIN THE REAL ESTATE INDUSTRY OR THOSE INDUSTRIES IN WHICH OUR TENANTS AND PROPERTY MANAGERS OPERATE;



- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL; AND

- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, TA AND REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES.

FOR EXAMPLE:

- OUR ABILITY TO MAKE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS INCLUDING OUR EARNINGS. IF OUR TENANTS AND MANAGERS DO NOT PAY THE AMOUNTS DUE TO US, WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON OR PREFERRED SHARES AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY;

- WE MAY BE UNABLE TO REFINANCE OR REPAY OUR REVOLVING CREDIT FACILITY OR OUR OTHER DEBT OBLIGATIONS WHEN THEY BECOME DUE OR ON TERMS WHICH ARE AS FAVORABLE AS WE NOW HAVE;

- THE MARRIOTT INTERNATIONAL, INC., OR, MARRIOTT, AND INTERCONTINENTAL HOTELS GROUP, PLC, OR INTERCONTINENTAL, SECURITY DEPOSITS WHICH WE HOLD ARE NOT IN SEGREGATED CASH ACCOUNTS OR OTHERWISE SEPARATE FROM OUR OTHER ASSETS AND LIABILITIES. ACCORDINGLY, WHEN WE RECORD INCOME BY REDUCING OUR SECURITY DEPOSIT LIABILITIES, WE DO NOT RECEIVE ANY CASH PAYMENT. BECAUSE WE DO NOT RECEIVE A CASH PAYMENT AND BECAUSE THE AMOUNT OF THE SECURITY DEPOSITS AVAILABLE FOR FUTURE USE IS REDUCED AS WE APPLY SECURITY DEPOSITS TO COVER PAYMENT SHORTFALLS, MARRIOTT'S OR INTERCONTINENTAL'S FAILURE TO PAY MINIMUM RETURNS OR RENTS DUE TO US MAY REDUCE OUR CASH FLOWS AND OUR ABILITY TO PAY DISTRIBUTIONS TO SHAREHOLDERS;

- WE EXPECT THAT IF THE SECURITY DEPOSIT WE HOLD UNDER OUR NEW AGREEMENT WITH MARRIOTT IS EXHAUSTED, MARRIOTT WILL PAY US UP TO 90% OF OUR MINIMUM RETURNS UNDER A LIMITED GUARANTY. THIS STATEMENT IMPLIES MARRIOTT WILL BE ABLE OR WILLING TO FULFILL ITS OBLIGATION UNDER THIS GUARANTY OR THAT FUTURE SHORTFALLS WILL NOT EXCEED THE GUARANTEE CAP. WE CAN PROVIDE NO ASSURANCE WITH REGARD TO MARRIOTT'S FUTURE ACTIONS OR THE FUTURE PERFORMANCE OF ITS HOTELS;

- WE EXPECT THAT INTERCONTINENTAL WILL CONTINUE TO PAY US THE NET CASH FLOWS FROM OPERATIONS OF THE HOTELS INCLUDED IN OUR NEW MANAGEMENT AGREEMENT AND THAT WE WILL UTILIZE THE SECURITY DEPOSIT WE HOLD FOR ANY PAYMENT SHORTFALLS. HOWEVER, THE SECURITY DEPOSIT WE HOLD IS FOR A LIMITED AMOUNT AND WE CAN PROVIDE NO ASSURANCE THAT THE SECURITY DEPOSIT WILL BE ADEQUATE TO COVER FUTURE PAYMENT SHORTFALLS;

- HOTEL ROOM DEMAND IS USUALLY A REFLECTION OF THE GENERAL ECONOMIC ACTIVITY IN THE COUNTRY. IF ECONOMIC ACTIVITY IN THE COUNTRY DECLINES, HOTEL ROOM DEMAND MAY DECLINE AND THE OPERATING RESULTS OF OUR HOTELS MAY DECLINE, THE FINANCIAL RESULTS OF OUR HOTEL OPERATORS AND TENANTS MAY SUFFER AND THESE OPERATORS AND TENANTS MAY BE UNABLE TO PAY OUR RETURNS OR RENTS. ALSO, CONTINUED DEPRESSED HOTEL OPERATING RESULTS FOR EXTENDED PERIODS MAY RESULT IN THE GUARANTORS OF OUR MINIMUM RETURNS OR RENTS DUE FROM OUR HOTEL INVESTMENTS BECOMING UNABLE OR UNWILLING TO MEET THEIR OBLIGATIONS OR THEIR GUARANTEES MAY BE EXHAUSTED;



- OUR AMENDMENT AGREEMENT WITH TA MAY IMPLY THAT TA CAN AFFORD TO PAY THE REDUCED AND DEFERRED RENT AMOUNTS AND THAT IT WILL DO SO IN THE FUTURE. IN FACT, SINCE ITS FORMATION TA HAS NOT PRODUCED CONSISTENT OPERATING PROFITS. IF THE U.S. ECONOMY DOES NOT IMPROVE FROM CURRENT LEVELS OF COMMERCIAL ACTIVITY IN A REASONABLE PERIOD, IF THE PRICE OF DIESEL FUEL INCREASES SIGNIFICANTLY OR FOR VARIOUS OTHER REASONS, TA MAY BECOME UNABLE TO PAY THE REDUCED AND DEFERRED RENTS DUE TO US;

- WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING TERMS, MANAGEMENT AGREEMENTS OR LEASE TERMS FOR NEW PROPERTIES; AND

- WE ARE CONSIDERING SELLING CERTAIN HOTELS. WE MAY BE UNABLE TO SELL ANY OF THE HOTELS WE DECIDE TO SELL OR MAY SELL THE HOTELS AT AMOUNTS THAT ARE LESS THAN THEIR CARRYING VALUES.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS OR CHANGES IN OUR PROPERTIES, MANAGERS' OR TENANTS' REVENUES OR COSTS, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING UNDER "RISK FACTORS", IN OUR PERIODIC REPORTS, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION ARE AVAILABLE ON ITS WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION



Marriott, Kauai, HI.
Guest Rooms: 356.



COMPANY PROFILE

The Company:

Hospitality Properties Trust, or HPT, we, or us, is a real estate investment trust, or REIT. As of June 30, 2011, we owned 289 hotels (including one hotel sold in July 2011) and 185 travel centers located in 44 states, Puerto Rico and Canada. Our properties are operated by other companies under long term management or lease agreements. We are the only investment grade rated, publicly owned hospitality REIT in the country and we are currently included in a number of financial indices, including the S&P MidCap 400 Index, the Russell 1000 Index, the MSCI U.S. REIT Index, the FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

HPT is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of June 30, 2011, RMR managed a large portfolio of publicly owned real estate, including approximately 1,450 properties located in 46 states, Washington, D.C., Puerto Rico, Canada and Australia. RMR has approximately 680 employees in its headquarters and regional offices located throughout the U.S. In addition to managing HPT, RMR also manages CommonWealth REIT, a publicly traded REIT that primarily owns office and industrial properties, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, and Government Properties Income Trust, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S. RMR also provides management services to Five Star Quality Care, Inc., a healthcare services company which is a tenant of SNH, and TravelCenters of America LLC, or TA, an operator of travel centers, which is our largest tenant. An affiliate of RMR, RMR Advisors, Inc., is the investment manager of mutual funds which principally invest in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $19 billion as of June 30, 2011. We believe that being managed by RMR is a competitive advantage for HPT because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to HPT at costs that are lower than we would have to pay for similar quality services.

Strategy:

Our business strategy is to maintain and grow a portfolio of hotels and travel centers operated by qualified managers. Our properties are managed or leased under long term agreements that provide us cash flows in the form of returns and rents. We also seek to participate in operating improvements at our properties by charging rent increases based upon percentages of gross revenue increases at our properties and by participating in hotel profits in excess of the minimum returns due to us at our managed hotels. Generally, we prefer to include multiple properties in one lease or management contract because we believe a single operating agreement for multiple properties in diverse locations enhances the stability of our cash flows. When we buy individual properties we usually add those properties to a combination lease or management agreement for other properties that we own. We have in the past considered investing in other types of properties as well as other strategic initiatives and we may do so again in the future. We believe we have a conservative capital structure and we limit the amount of debt financing we use. We do not have any off balance sheet investments in real estate entities.

Stock Exchange Listing:

New York Stock Exchange

Trading Symbols:

Common Shares -- HPT
Preferred Shares Series B -- HPT-B
Preferred Shares Series C -- HPT-C

Senior Unsecured Debt Ratings:

Standard & Poor's -- BBB-
Moody's -- Baa2

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 964-8389
(f) (617) 969-5730

COMPANY PROFILE



Portfolio Data by Manager (as of 6/30/11) ($ in 000s):

Manager	Number of Properties	Number of Rooms/ Suites [1]	Percent of Number of Rooms/ Suites [1]	Investment [2]	Percent of Total Investment	Annualized Minimum Return / Rent	Percent of Total Minimum Return / Rent
InterContinental [3][4]	131	20,140	47%	$ 1,794,928	27%	$ 153,681	28%
Marriott International [5]	125	17,920	42%	1,706,047	26%	174,155	31%
Hyatt	22	2,724	6%	301,942	5%	22,037	4%
Carlson	11	2,096	5%	202,251	3%	12,920	2%
TA [6][7]	185	N/A	N/A	2,589,176	39%	197,373	35%
Total	474	42,880	100%	$ 6,594,344	100%	$ 560,166	100%

Operating Statistics by Operating Agreement (Q2 2011) ($ in 000s):

Operating Agreement	Number of Properties	Number of Rooms/ Suites [1]	Annualized Minimum Return / Rent	Percent of Total Minimum Return / Rent	Coverage [8] Q2	Coverage [8] LTM	RevPAR Change [9] Q2	RevPAR Change [9] LTM
InterContinental (no. 1) [4]	31	3,844	$ 37,882	7%	0.98x	0.79x	5.7%	6.1%
InterContinental (no. 2) [4]	76	9,220	50,000	9%	1.02x	0.79x	9.2%	10.4%
InterContinental (no. 3) [3][4]	14	4,139	44,258	8%	0.96x	0.66x	4.9%	4.1%
InterContinental (no. 4) [4]	10	2,937	21,541	4%	0.66x	0.43x	9.9%	8.8%
Marriott (no. 1)	53	7,610	66,256	12%	0.99x	0.73x	7.4%	4.9%
Marriott (no. 234) [5]	71	9,954	98,404	17%	0.86x	0.68x	8.3%	5.5%
Marriott (no. 5)	1	356	9,495	2%	0.58x	0.35x	27.3%	35.4%
Hyatt	22	2,724	22,037	4%	1.00x	0.80x	5.8%	6.1%
Carlson	11	2,096	12,920	2%	0.69x	0.63x	14.8%	9.3%
TA (no. 1) [6][7]	145	N/A	142,150	25%	2.00x	1.47x	N/A	N/A
TA (no. 2) [6]	40	N/A	55,223	10%	1.90x	1.38x	N/A	N/A
Total / Average	474	42,880	$ 560,166	100%			8.2%	6.9%

(1) Eighteen (18) of our TA properties include hotels. The rooms associated with these hotels have been excluded from total number of rooms.

(2) Represents historical cost of properties plus capital improvements funded by us and excludes impairment writedowns and capital improvements made from FF&E reserves funded from hotel operations.

(3) On July 19, 2011, we sold our Holiday Inn hotel in Memphis, Tennessee. The information provided in this table includes this hotel.

(4) In July 2011, we entered an agreement to re-align our four contracts with InterContinental. The four contracts, which we historically referred to as our InterContinental Nos. 1, 2, 3 and 4 contracts concerning 130 hotels, have been combined under one agreement. In connection with this agreement, we may decide to pursue the sale or rebranding of up to 42 hotels in the combined contract. The information provided in this table includes these 42 hotels.

(5) In June 2011, we entered an agreement to re-align three of our contracts with Marriott. The three contracts, which we historically referred to as our Marriott Nos. 2, 3 and 4 contracts concerning 71 hotels, have been combined under one agreement. We now refer to this agreement as Marriott No. 234. In connection with this agreement, we have decided to pursue the sale of 21 hotels included in this agreement. The information provided in this table includes these 21 hotels.

(6) Effective January 1, 2011, we entered a lease amendment agreement with TA and the TA rents presented in this report represent TA's contractual obligations under the amended leases.

(7) The minimum rent amount presented for the TA No. 1 lease includes approximately $5,026 of ground rent due to us from TA.

(8) We define coverage as combined total property sales minus all property level expenses which are not subordinated to minimum payments to us and the required FF&E reserve contributions, divided by the minimum return or minimum rent payments due to us. TA rent coverage ratios have been calculated based upon the contractual rent amounts in place during the periods presented (see Notes 6 & 7).

(9) We define RevPAR as hotel room revenue per day per available room. RevPar change is the RevPar percentage change in the periods ended June 30, 2011 over the comparable year earlier periods.

INVESTOR INFORMATION



Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

Bruce M. Gans, M.D.
Independent Trustee

William A. Lamkin
Independent Trustee

John L. Harrington
Independent Trustee

Senior Management

John G. Murray
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Ethan S. Bornstein
Senior Vice President

Contact Information

Investor Relations

Hospitality Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 964-8389
(f) (617) 969-5730
(email) info@hptreit.com
(website) www.hptreit.com

Inquiries

Financial inquiries should be directed to Mark L. Kleifges,
Treasurer and Chief Financial Officer, at (617) 964-8389
or mkleifges@reitmr.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President of Investor Relations, at
(617) 796-8232 or tbonang@hptreit.com.

RESEARCH COVERAGE



Equity Research Coverage

Baird
David Loeb
(414) 765-7063

Citadel Securities
Bryan Maher
(646) 403-8385

Janney Montgomery Scott
Daniel Donlan
(215) 665-6476

Keefe, Bruyette & Woods
Smedes Rose
(212) 887-3696

Morgan Stanley
Ryan Meliker
(212) 761-7079

RBC
Mike Salinsky
(216) 378-7627

Stifel Nicolaus
Rod Petrik
(410) 454-4131

Wells Fargo Securities
Jeffrey Donnelly
(617) 603-4262

Debt Research Coverage

Credit Suisse
John Giordano
(212) 538-4935

Wells Fargo Securities
Thierry Perrein
(704) 715-8455

Rating Agencies

Moody's Investors Service
Maria Maslovsky
(212) 553-4831

Standard and Poor's
Beth Campbell
(212) 438-2415

HPT is followed by the analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding HPT's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of HPT or its management. HPT does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION



Residence Inn, Reno, NV.
Guest Rooms: 120.

KEY FINANCIAL DATA

(amounts in thousands, except per share data)



	As of and For the Three Months Ended				
	6/30/2011	3/31/2011	12/31/2010	9/30/2010	6/30/2010
Shares Outstanding:					
Common shares outstanding (at end of period)	123,454	123,444	123,444	123,444	123,390
Weighted average common shares outstanding - basic and diluted [1]	123,450	123,444	123,444	123,399	123,389
Common Share Data:					
Price at end of period	$ 24.25	$ 23.15	$ 23.04	$ 22.33	$ 21.10
High during period	$ 24.84	$ 25.94	$ 24.73	$ 22.63	$ 28.32
Low during period	$ 21.48	$ 21.79	$ 21.34	$ 18.99	$ 20.60
Annualized dividends declared per share	$ 1.80	$ 1.80	$ 1.80	$ 1.80	$ 1.80
Annualized dividend yield (at end of period)	7.4%	7.8%	7.8%	8.1%	8.5%
Annualized Normalized FFO multiple (at end of period) [2]	6.8x	7.0x	6.8x	6.8x	6.5x
Selected Balance Sheet Data:					
Total assets	$ 5,147,505	$ 5,169,082	$ 5,192,286	$ 5,329,970	$ 5,327,894
Total liabilities	$ 2,305,980	$ 2,312,958	$ 2,332,045	$ 2,314,249	$ 2,301,884
Real estate	$ 5,995,455	$ 6,130,936	$ 6,259,147	$ 6,364,534	$ 6,418,948
Total debt / real estate	35.3%	34.8%	33.7%	32.8%	32.0%
Market Capitalization:					
Total debt (book value)	$ 2,118,267	$ 2,135,551	$ 2,111,223	$ 2,089,541	$ 2,053,862
Plus: market value of preferred shares (at end of period)	403,149	397,255	393,039	400,684	370,164
Plus: market value of common shares (at end of period)	2,993,760	2,857,729	2,844,150	2,756,505	2,603,529
Total market capitalization	$ 5,515,176	$ 5,390,535	$ 5,348,412	$ 5,246,730	$ 5,027,555
Total debt / total market capitalization	38.4%	39.6%	39.5%	39.8%	40.9%
Book Capitalization:					
Total debt	$ 2,118,267	$ 2,135,551	$ 2,111,223	$ 2,089,541	$ 2,053,862
Plus: total shareholders' equity	2,841,525	2,856,124	2,860,241	3,015,721	3,026,010
Total book capitalization	$ 4,959,792	$ 4,991,675	$ 4,971,464	$ 5,105,262	$ 5,079,872
Total debt / total book capitalization	42.7%	42.8%	42.5%	40.9%	40.4%

(1) We had no outstanding dilutive common share equivalents during the periods presented.

(2) See Exhibit B for the calculation of funds from operations, or FFO, and Normalized FFO.



KEY FINANCIAL DATA

(amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	6/30/2011	3/31/2011	12/31/2010	9/30/2010	6/30/2010
Selected Income Statement Data:					
Total revenues [1][2]	$ 313,809	$ 281,984	$ 267,791	$ 281,198	$ 282,391
EBITDA [3]	$ 151,260	$ 143,574	$ 143,586	$ 142,957	$ 143,066
Net income (loss) available for common shareholders [1][2][4][5]	$ 44,173	$ 45,578	$ (100,426)	$ 42,762	$ 15,740
Normalized FFO available for common shareholders [1][2][6]	$ 110,224	$ 102,433	$ 104,537	$ 101,134	$ 100,024
Common distributions declared	$ 55,554	$ 55,550	$ 55,550	$ 55,550	$ 55,526
Per Share Data:					
Net income (loss) available for common shareholders [1][2][4][5]	$ 0.36	$ 0.37	$ (0.81)	$ 0.35	$ 0.13
Normalized FFO available for common shareholders [1][2][6]	$ 0.89	$ 0.83	$ 0.85	$ 0.82	$ 0.81
Common distributions declared	$ 0.45	$ 0.45	$ 0.45	$ 0.45	$ 0.45
Normalized FFO payout ratio	50.4%	54.2%	53.1%	54.9%	55.5%
Coverage Ratios:					
EBITDA [3] / interest expense	4.5x	4.3x	4.3x	4.3x	4.1x
EBITDA [3] / interest expense and preferred distributions	3.7x	3.5x	3.5x	3.5x	3.4x
Total Debt / Annualized EBITDA [3]	3.5x	3.7x	3.7x	3.7x	3.6x

(1) Rental income for the quarters ended December 31, 2010, September 30, 2010 and June 30, 2010 includes $4,200, or $0.03 per share, $3,750, or $0.03 per share and $3,300, or $0.03 per share, of interest earned under the terms of the rent deferral agreement with TA, respectively.

(2) Excludes for the quarters ended December 31, 2010, September 30, 2010 and June 30, 2010, a $15,000, or $0.12 per share, rent deferral by TA. We have not recognized the deferred rent as revenue due to uncertainties regarding future payment of the deferred rent by TA.

(3) See Exhibit A for the calculation of EBITDA.

(4) Includes for the quarter ended June 30, 2010 a $6,720, or $0.05 per share, loss on extinguishment of debt relating to the purchase of some of our 3.8% convertible senior notes due 2027.

(5) Includes for the quarter ended June 30, 2011 a $7,263, or $0.06 per share, net loss on asset impairment, includes for the quarter ended December 31, 2010 a $147,297, or $1.19 per share, net loss on asset impairment, and includes for the quarter ended June 30, 2010 a $16,384, or $0.13 per share, loss on asset impairment.

(6) See Exhibit B for the calculation of funds from operations, or FFO, and Normalized FFO.



CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	As of June 30, 2011	As of December 31, 2010
ASSETS		
Real estate properties:		
Land	$ 1,349,519	$ 1,377,074
Buildings, improvements and equipment	4,645,936	4,882,073
	5,995,455	6,259,147
Accumulated depreciation	(1,269,406)	(1,370,592)
	4,726,049	4,888,555
Properties held for sale	178,106	47,060
Cash and cash equivalents	3,253	4,882
Restricted cash (FF&E reserve escrow)	51,686	80,621
Other assets, net	188,411	171,168
	$ 5,147,505	$ 5,192,286
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 153,000	$ 144,000
Senior notes, net of discounts	1,887,124	1,886,356
Convertible senior notes, net of discounts	78,143	77,484
Mortgage payable	-	3,383
Security deposits	81,175	105,859
Accounts payable and other liabilities	98,654	107,297
Due to affiliate	3,130	2,912
Dividends payable	4,754	4,754
Total liabilities	2,305,980	2,332,045
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest; no par value;		
100,000,000 shares authorized:		
Series B preferred shares; 8 7/8% cumulative redeemable;		
3,450,000 shares issued and outstanding, aggregate		
liquidation preference $86,250	83,306	83,306
Series C preferred shares; 7% cumulative redeemable;		
12,700,000 shares issued and outstanding, aggregate		
liquidation preference $317,500	306,833	306,833
Common shares of beneficial interest, $0.01 par value;		
150,000,000 shares authorized; 123,454,235 and 123,444,235 shares		
issued and outstanding, respectively	1,235	1,234
Additional paid in capital	3,462,412	3,462,169
Cumulative net income	2,147,204	2,042,513
Cumulative other comprehensive income	4,620	2,231
Cumulative preferred distributions	(198,341)	(183,401)
Cumulative common distributions	(2,965,744)	(2,854,644)
Total shareholders' equity	2,841,525	2,860,241
	$ 5,147,505	$ 5,192,286

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)



	For the Three Months Ended		For the Six Months Ended	
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Revenues:				
Hotel operating revenues [1]	$ 230,335	$ 195,967	$ 427,872	$ 365,274
Rental income [1]	78,240	80,593	157,773	160,079
FF&E reserve income [2]	5,234	5,831	10,148	11,146
Total revenues	313,809	282,391	595,793	536,499
Expenses:				
Hotel operating expenses [1]	152,814	130,057	282,567	235,457
Depreciation and amortization	57,630	60,726	113,944	121,263
General and administrative	10,190	9,731	19,454	19,313
Acquisition related costs [3]	763	-	763	-
Loss on asset impairment [4]	7,263	16,384	7,263	16,384
Total expenses	228,660	216,898	423,991	392,417
Operating income	85,149	65,493	171,802	144,082
Interest income	14	33	43	183
Interest expense (including amortization of deferred financing costs and debt discounts of $1,508, $1,735, $3,009 and $4,140, respectively)	(33,331)	(34,987)	(66,670)	(71,892)
Loss on extinguishment of debt [5]	-	(6,720)	-	(6,720)
Equity in earnings (losses) of an investee	46	(24)	83	(52)
Income before income taxes	51,878	23,795	105,258	65,601
Income tax expense	(235)	(585)	(567)	(1,526)
Net income	51,643	23,210	104,691	64,075
Preferred distributions	(7,470)	(7,470)	(14,940)	(14,940)
Net income available for common shareholders	$ 44,173	$ 15,740	$ 89,751	$ 49,135
Weighted average common shares outstanding	123,450	123,389	123,447	123,385
Basic and diluted net income per common share:				
Net income available for common shareholders	$ 0.36	$ 0.13	$ 0.73	$ 0.40

See notes to condensed consolidated statements of income on page 16.

NOTES TO CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)



(1)   At June 30, 2011, HPT owned 289 hotels, including one hotel which was subsequently sold in July 2011; 234 of these hotels are leased to our taxable REIT subsidiaries and managed by independent hotel operating companies and 55 are leased to third parties. Our 185 travel centers are leased under two agreements. Our consolidated statements of income include hotel operating revenues and expenses of managed hotels and rental income from our leased hotels and travel centers. Certain of our managed hotel portfolios had net operating results that were, in the aggregate, $6,165 and $12,159 less than the minimum returns due to us in the three months ended June 30, 2011 and 2010, respectively, and $31,222 and $40,749 less than the minimum returns due to us in the six months ended June 30, 2011 and 2010, respectively. We reflect these amounts in our consolidated statements of income as a reduction to hotel operating expenses when the minimum returns were funded by the manager of these hotels under the terms of our operating agreements or applied from security deposits we hold.

(2)   Various percentages of total sales at our hotels are escrowed as reserves for future renovations or refurbishment, or FF&E reserve escrows. We own all the FF&E reserve escrows for our hotels. We report deposits by our third party tenants into the escrow accounts as FF&E reserve income. We do not report the amounts which are escrowed as FF&E reserves for our managed hotels as FF&E reserve income.

(3)   Represents costs associated with a potential acquisition of hotel properties.

(4)   In connection with a decision to pursue the sale of four of our InterContinental hotels, we recorded a $16,384, or $0.13 per share, loss on asset impairment in the second quarter of 2010 to reduce the carrying value of these hotels to their estimated fair value less costs to sell. We further decreased the carrying values of these four hotels during the three months ended June 30, 2011, and recorded a $315 loss on asset impairment. In connection with our decision to sell 21 hotels as part of our June 2011 agreement with Marriott, we recorded a $3,081, or $0.02 per share, loss on asset impairment in the second quarter of 2011 to reduce the carrying value of 14 of these hotels to their estimated fair value less costs to sell. Also, in performing our periodic evaluation of real estate assets for impairment during the second quarter of 2011, we revised our value assumptions regarding one InterContinental hotel that we are considering selling as part of our July 2011 agreement with InterContinental. As a result, we recorded a $3,867, or $0.03 per share, loss on asset impairment during the second quarter of 2011 to reduce the carrying value of this hotel to its estimated fair value.

(5)   During the second quarter of 2010, we recorded a $6,720, or $0.05 per share, loss on the extinguishment of debt relating to the purchase of $185,696 face amount of our 3.8% convertible senior notes due 2027 for an aggregate purchase price of $185,626, excluding accrued interest. The loss on extinguishment of debt is net of unamortized issuance costs and discounts of $7,260, $1,058 of the equity component of the notes and $588 of transaction costs.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS



(in thousands)

	For the Six Months Ended	
	6/30/2011	6/30/2010
Cash flows from operating activities:		
Net income	$ 104,691	$ 64,075
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	113,944	121,263
Amortization of deferred financing costs and debt discounts as interest	3,009	4,140
Straight line rental income	(2,418)	-
Security deposits applied to payment shortfalls	(24,675)	(14,426)
FF&E reserve income and deposits	(30,976)	(29,648)
Loss on extinguishment of debt	-	6,720
Loss on asset impairment, net	7,263	16,384
Equity in (earnings) losses of an investee	(83)	52
Other non-cash (income) expense, net	(1,325)	(1,801)
Change in assets and liabilities:		
Increase in other assets	(7,570)	(1,824)
Increase in accounts payable and other liabilities	4,804	2,539
Increase in due to affiliate	218	27
Cash provided by operating activities	166,882	167,501
Cash flows from investing activities:		
Real estate acquisitions and improvements	(35,863)	(3,493)
FF&E reserve fundings	(6,535)	(16,997)
Investment in TravelCenters of America common shares	(5,690)	-
Investment in Affiliates Insurance Company	-	(43)
Cash used in investing activities	(48,088)	(20,533)
Cash flows from financing activities:		
Repayment of mortgage note	(3,383)	-
Repurchase of convertible senior notes	-	(185,626)
Draws on revolving credit facility	110,000	71,000
Repayments of revolving credit facility	(101,000)	(33,000)
Distributions to preferred shareholders	(14,940)	(14,940)
Distributions to common shareholders	(111,100)	(111,047)
Cash used in financing activities	(120,423)	(273,613)
Decrease in cash and cash equivalents	(1,629)	(126,645)
Cash and cash equivalents at beginning of period	4,882	130,399
Cash and cash equivalents at end of period	$ 3,253	$ 3,754
Supplemental cash flow information:		
Cash paid for interest	$ 63,687	$ 70,009
Cash paid for income taxes	1,354	1,596
Non-cash investing activities:		
Property managers' deposits in FF&E reserve	$ 27,268	$ 28,008
Property managers' purchases with FF&E reserve	(62,737)	(28,562)
Non-cash financing activities:		
Issuance of common shares	$ 244	$ 283

SEGMENT INFORMATION

(in thousands)



For the Three Months Ended June 30, 2011	Hotels	Travel Centers	Corporate	Consolidated
Hotel operating revenues	$ 230,335	$ -	$ -	$ 230,335
Rental income	27,986	50,254	-	78,240
FF&E reserve income	5,234	-	-	5,234
Total revenues	263,555	50,254	-	313,809
Hotel operating expenses	152,814	-	-	152,814
Depreciation and amortization expense	37,338	20,292	-	57,630
General and administrative expense	-	-	10,190	10,190
Acquisition related costs	-	-	763	763
Loss on asset impairment	7,263	-	-	7,263
Total expenses	197,415	20,292	10,953	228,660
Operating income (loss)	66,140	29,962	(10,953)	85,149
Interest income	-	-	14	14
Interest expense	-	-	(33,331)	(33,331)
Equity in earnings of an investee	-	-	46	46
Income (loss) before income taxes	66,140	29,962	(44,224)	51,878
Income tax expense	-	-	(235)	(235)
Net income (loss)	$ 66,140	$ 29,962	$ (44,459)	$ 51,643

For the Six Months Ended June 30, 2011	Hotels	Travel Centers	Corporate	Consolidated
Hotel operating revenues	$ 427,872	$ -	$ -	$ 427,872
Rental income	57,687	100,086	-	157,773
FF&E reserve income	10,148	-	-	10,148
Total revenues	495,707	100,086	-	595,793
Hotel operating expenses	282,567	-	-	282,567
Depreciation and amortization expense	73,801	40,143	-	113,944
General and administrative expense	-	-	19,454	19,454
Acquisition related costs	-	-	763	763
Loss on asset impairment	7,263	-	-	7,263
Total expenses	363,631	40,143	20,217	423,991
Operating income (loss)	132,076	59,943	(20,217)	171,802
Interest income	-	-	43	43
Interest expense	-	-	(66,670)	(66,670)
Equity in earnings of an investee	-	-	83	83
Income (loss) before income taxes	132,076	59,943	(86,761)	105,258
Income tax expense	-	-	(567)	(567)
Net income (loss)	$ 132,076	$ 59,943	$ (87,328)	$ 104,691

As of June 30, 2011	Hotels	Travel Centers	Corporate	Consolidated
Total assets	$ 2,919,649	$ 2,211,503	$ 16,353	$ 5,147,505



SEGMENT INFORMATION

(in thousands)

	For the Three Months Ended June 30, 2010			
	Hotels	Travel Centers	Corporate	Consolidated
Hotel operating revenues	$ 195,967	$ -	$ -	$ 195,967
Rental income	33,172	47,421	-	80,593
FF&E reserve income	5,831	-	-	5,831
Total revenues	234,970	47,421	-	282,391
Hotel operating expenses	130,057	-	-	130,057
Depreciation and amortization expense	39,833	20,893	-	60,726
General and administrative expense	-	-	9,731	9,731
Loss on asset impairment	16,384	-	-	16,384
Total expenses	186,274	20,893	9,731	216,898
Operating income (loss)	48,696	26,528	(9,731)	65,493
Interest income	-	-	33	33
Interest expense	-	-	(34,987)	(34,987)
Loss on extinguishment of debt	-	-	(6,720)	(6,720)
Equity in losses of an investee	-	-	(24)	(24)
Income (loss) before income taxes	48,696	26,528	(51,429)	23,795
Income tax expense	-	-	(585)	(585)
Net income (loss)	$ 48,696	$ 26,528	$ (52,014)	$ 23,210

	For the Six Months Ended June 30, 2010			
	Hotels	Travel Centers	Corporate	Consolidated
Hotel operating revenues	$ 365,274	$ -	$ -	$ 365,274
Rental income	66,030	94,049	-	160,079
FF&E reserve income	11,146	-	-	11,146
Total revenues	442,450	94,049	-	536,499
Hotel operating expenses	235,457	-	-	235,457
Depreciation and amortization expense	80,312	40,951	-	121,263
General and administrative expense	-	-	19,313	19,313
Loss on asset impairment	16,384	-	-	16,384
Total expenses	332,153	40,951	19,313	392,417
Operating income (loss)	110,297	53,098	(19,313)	144,082
Interest income	-	-	183	183
Interest expense	-	-	(71,892)	(71,892)
Loss on extinguishment of debt	-	-	(6,720)	(6,720)
Equity in losses of an investee	-	-	(52)	(52)
Income (loss) before income taxes	110,297	53,098	(97,794)	65,601
Income tax expense	-	-	(1,526)	(1,526)
Net income (loss)	$ 110,297	$ 53,098	$ (99,320)	$ 64,075
	As of December 31, 2010			
Total assets	$ 2,967,467	$ 2,205,379	$ 19,440	$ 5,192,286

DEBT SUMMARY

(dollars in thousands)



	Interest Rate	Principal Balance	Maturity Date	Years to Maturity
Unsecured Debt:				
Unsecured Floating Rate Debt:				
Revolving credit facility (LIBOR + 55 bps) [1]	0.740%	$ 153,000	10/24/11	0.3
Unsecured Fixed Rate Debt:				
Senior notes due 2012	6.850%	100,829	07/15/12	1.0
Senior notes due 2013	6.750%	287,000	02/15/13	1.6
Senior notes due 2014	7.875%	300,000	08/15/14	3.1
Senior notes due 2015	5.125%	280,000	02/15/15	3.6
Senior notes due 2016	6.300%	275,000	06/15/16	5.0
Senior notes due 2017	5.625%	300,000	03/15/17	5.7
Senior notes due 2018	6.700%	350,000	01/15/18	6.6
Convertible senior notes due 2027	3.800%	79,054	03/15/27 [2]	15.7
Total / weighted average unsecured fixed rate debt	6.334%	$ 1,971,883		4.6
Weighted average unsecured floating rate debt / total	0.740%	153,000		0.3
Weighted average unsecured fixed rate debt / total	6.334%	1,971,883		4.6
Weighted average debt / total	5.932%	$ 2,124,883		4.3

[1]   Represents amounts outstanding on our $750 million revolving credit facility at June 30, 2011. Interest rate is as of June 30, 2011.

[2]   The convertible senior notes are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our convertible senior notes may require us to repurchase all or a portion of the notes on March 20, 2012, March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events prior to March 20, 2012.



DEBT MATURITY SCHEDULE

(dollars in thousands)

Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Total
2011	$ 153,000 [1]	$ -	$ 153,000
2012	-	100,829	100,829
2013	-	287,000	287,000
2014	-	300,000	300,000
2015	-	280,000	280,000
2016	-	275,000	275,000
2017	-	300,000	300,000
2018	-	350,000	350,000
2027	-	79,054 [2]	79,054
	$ 153,000	$ 1,971,883	$ 2,124,883

(1) Represents amounts outstanding on our $750 million revolving credit facility which matures on October 24, 2011.

(2) The convertible senior notes are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our convertible senior notes may require us to repurchase all or a portion of the notes on March 20, 2012, March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events prior to March 20, 2012.



LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	6/30/2011	3/31/2011	12/31/2010	9/30/2010	6/30/2010
Leverage Ratios:					
Total debt / total assets	41.2%	41.3%	40.7%	39.2%	38.5%
Total debt / real estate assets	35.3%	34.8%	33.7%	32.8%	32.0%
Total debt / total market capitalization	38.4%	39.6%	39.5%	39.8%	40.9%
Total debt / total book capitalization	42.7%	42.8%	42.5%	40.9%	40.4%
Secured debt / total assets	0.0%	0.0%	0.1%	0.1%	0.1%
Variable rate debt / total debt	7.2%	8.0%	6.8%	5.9%	1.9%
Coverage Ratios:					
EBITDA [1] / interest expense	4.5x	4.3x	4.3x	4.3x	4.1x
EBITDA [1] / interest expense and preferred distributions	3.7x	3.5x	3.5x	3.5x	3.4x
Total debt / annualized EBITDA [1]	3.5x	3.7x	3.7x	3.7x	3.6x
Public Debt Covenants: [2]					
Total debt / adjusted total assets - allowable maximum 60.0%	32.8%	33.2%	32.1%	32.1%	31.7%
Secured debt / adjusted total assets - allowable maximum 40.0%	0.0%	0.0%	0.1%	0.1%	0.1%
Consolidated income available for debt service / debt service - required minimum 1.50x	4.07x	3.98x	4.10x	3.98x	3.83x
Total unencumbered assets to unsecured debt - required minimum 150% / 200%	305.3%	301.6%	311.6%	311.6%	315.1%

(1) See Exhibit A for the calculation of EBITDA.

(2) Adjusted total assets and unencumbered assets include original cost of real estate assets and acquisition costs less impairment write downs and exclude depreciation and amortization, accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, loss on asset impairment, unrealized appreciation on assets held for sale, gains and losses on extinguishment of debt, gains and losses on sales of property and amortization of deferred charges. Debt service excludes non-cash interest related to our convertible senior notes.



FF&E RESERVE ESCROWS [1]

(dollars in thousands)

	For the Three Months Ended									
	6/30/2011		3/31/2011		12/31/2010		9/30/2010		6/30/2010	
FF&E reserves (beginning of period)	$	59,919	$	80,621	$	66,781	$	41,526	$	33,569
Manager deposits		14,959		12,309		15,322		17,301		16,487
HPT fundings [2]:										
Marriott No. 1		680		3,452		27,032		26,572		6,054
Marriott No. 234		-		2,402		15,780		11,435		3,287
Hotel improvements		(23,872)		(38,865)		(44,294)		(30,053)		(17,871)
FF&E reserves (end of period)	$	51,686	$	59,919	$	80,621	$	66,781	$	41,526

(1)   Generally, each of our hotel operating agreements require the deposit of a percentage of gross hotel revenues into escrows to fund periodic hotel renovations, or FF&E reserves. For recently built or renovated hotels, this requirement may be deferred for a period. We own all the FF&E reserve escrows for our hotels.

(2)   Represents FF&E reserve deposits not funded by hotel operations, but separately funded by us. The operating agreements for our hotels generally provide that, if necessary, we will provide FF&E funding in excess of escrowed reserves. To the extent we make such fundings, our contractual minimum returns or rent generally increase by a percentage of the amounts we fund.



ACQUISITION AND DISPOSITION INFORMATION SINCE JANUARY 1, 2011

(dollars in thousands)

2011 ACQUISITIONS (through 6/30/2011):

Date Acquired	Properties	Brand	Location	Number of Rooms / Suites	Operating Agreement	Purchase Price	Purchase Price per Room / Suite

There were no acquisitions during the six months ended June 30, 2011.

2011 DISPOSITIONS (through 6/30/2011):

Date Disposed	Properties	Brand	Location	Number of Rooms / Suites	Operating Agreement	Sales Price	Sales Price per Room / Suite

There were no dispositions during the six months ended June 30, 2011. As of June 30, 2011, we have decided to pursue the sale of four InterContinental hotels and 21 Marriott hotels. On July 19, 2011 we sold one of the four InterContinental hotels held for sale; our Holiday Inn hotel in Memphis, TN for net proceeds of approximately $6,905.

OPERATING AGREEMENTS AND PORTFOLIO INFORMATION


I N T E R C O N T I N E N T A L

Intercontinental, San Juan, Puerto Rico.
Guest Rooms: 402.



SUMMARY OF OPERATING AGREEMENTS

(dollars in thousands)

Operating Agreement	Marriott (No. 1)	Marriott (No. 234) [1]	Marriott (No. 5)	InterContinental (No. 1) [2]	InterContinental (No. 2) [2]	InterContinental (No. 3) [2]
Number of Properties	53	71 [3]	1	31 [4]	76 [4]	14 [4]
Number of Rooms / Suites	7,610	9,954	356	3,844	9,220	4,139
Property Brands	Courtyard by Marriott®	Marriott® / Residence Inn by Marriott® / Courtyard by Marriott® / TownePlace Suites by Marriott® / SpringHill Suites by Marriott®	Marriott®	Staybridge Suites®	Candlewood Suites®	InterContinental® / Crowne Plaza® / Holiday Inn® / Staybridge Suites®
Number of States	24	24	1	16	29	7 plus Ontario and Puerto Rico
Tenant	Subsidiary of Host Hotels & Resorts	Our TRS	Subsidiary of Marriott International	Our TRS	Our TRS	Our TRS and a subsidiary of InterContinental
Manager	Subsidiary of Marriott International	Subsidiaries of Marriott International	Subsidiary of Marriott International	Subsidiary of InterContinental	Subsidiary of InterContinental	Subsidiaries of InterContinental
Investment [5]	$663,943	$952,026	$90,078	$436,708	$590,971	$512,373
End of Current Term	2012	2025	2019	2031	2028	2029
Renewal Options [6]	3 for 12 years each [7]	2 for 10 years each	4 for 15 years each	2 for 12.5 years each	2 for 15 years each	2 for 15 years each
Annual Minimum Return / Minimum Rent [8]	$66,256	$98,404	$9,495	$37,882	$50,000	$44,258
Additional Return	--	62.5% of cash flow in excess of minimum return [9]	--	--	$10,000 [10]	$3,458 [10]
Percentage Return / Rent [11]	5% of revenues above 1994/95 revenues	--	CPI based calculation	7.5% of revenues above 2004/06/08 revenues	7.5% of revenues above 2006/07 revenues	7.5% of revenues above 2006/07 revenues
Security Deposit	$50,540	$3,031 [12]	--	$27,557 [13]	$27,557 [13]	$27,557 [13]
Other Security Features	HPT controlled lockbox with minimum balance maintenance requirement; tenant minimum net worth requirement	Limited guarantee provided by Marriott	Marriott guarantee; parent minimum net worth requirement	Limited guarantee provided by InterContinental; parent minimum net worth requirement. [13]	Limited guarantee provided by InterContinental; parent minimum net worth requirement. [13]	Limited guarantee provided by InterContinental; parent minimum net worth requirement. [13]

(1) In June 2011, we entered an agreement to re-align three of our contracts with Marriott. The three contracts, which we historically referred to as our Marriott Nos. 2, 3 and 4 contracts concerning 71 hotels, have been combined under one agreement, which expires in 2025.

(2) In July 2011, we entered an agreement to re-align our four contracts with InterContinental. The four contracts concerning 130 hotels (one hotel was sold in July 2011), have been combined under one agreement, which expires in 2036.

(3) We have decided to pursue the sale of 21 hotels included in this agreement, consisting of nine TownPlace Suites hotels, six Residence Inn hotels, five Courtyard hotels and one Marriott hotel. The information provided in this table includes these 21 hotels.

(4) In connection with the re-alignment described in Note 2, we may decide to pursue the sale or rebranding of up to 42 hotels included in this agreement. The information provided in this table includes these 42 hotels.

(5) Represents historical cost of properties plus capital improvements funded by us and excludes impairment writedowns and capital improvements made from FF&E reserves funded from hotel operations.

(6) Renewal options may be exercised by the manager or tenant for all, but not less than all, of the properties within each combination of properties.

(7) In November 2010, Host notified us that it will not exercise its renewal option at the end of the current lease term. Assuming no default by Host, upon expiration of the agreement on December 31, 2012, we expect to return the $50,540 security deposit to Host, to lease the hotels to one of our TRSs and to continue the existing hotel brand and management agreements with Marriott, which expire in 2012. In June 2011, Marriott provided notice to us that it intends to exercise its option to renew these management agreements for an additional 12 years to 2024.

(8) Each management agreement or lease provides for payment to us of an annual minimum return or minimum rent, respectively. Management fees are generally subordinated to these minimum payment amounts and certain minimum payments are subject to full or limited guarantees.

(9) This management agreement provides for payment to us of 62.5% of available cash flow after payment of operating costs, funding the FF&E reserve, payment of our minimum return, payment of certain management fees and replenishment of the security deposit.

(10) These agreements provides for annual additional return payments to us of the amounts stated to the extent of available cash flow after payment of operating costs, funding of the FF&E reserve, payment of our minimum return and payment of certain management fees. These amounts are not guaranteed or secured by deposits.

(11) Certain of our management agreements and leases provide for payment to us of a percentage of increases in total sales over base year levels. Percentage returns under our management agreements are payable to us only to the extent of available cash flow, as defined in the agreements. The payment of percentage rent under our leases is not subject to available cash flow.

(12) The original amount of this security deposit was $64,700. As of June 30, 2011 we have applied $61,669 of the security deposit to cover deficiencies in the minimum returns due to us for this agreement. An additional $628 was applied in July and August 2011 to cover additional deficiencies in the minimum rent. As of August 8, 2011, the balance of this security deposit is $2,403.

(13) The limited guarantee that secured InterContintental's obligations under the InterContinental No. 1, No. 2, No. 3 and No. 4 portfolios was exhausted in January 2011. In addition to the limited guarantee, a single deposit secures InterContinental's obligations under the InterContinental No. 1, No. 2, No. 3 and No. 4 portfolios. The original amount of this security deposit was $36,872. As of June 30, 2011, we have applied $9,315 of the security deposit to cover deficiencies in the minimum returns/rent paid by InterContinental for these agreements. As part of the July 2011 agreement described in Note 2, InterContinental provided us with an additional $37,000 to supplement the existing security deposit that secures InterContinental's obligations under the new agreement. We received $293 more than the minimum amounts due in July and August and increased the availalbe security deposit by the additional amount. As of August 8, 2011, the balance of this security deposit is $64,850.

SUMMARY OF OPERATING AGREEMENTS

(dollars in thousands)



Operating Agreement	InterContinental (No. 4) [1]	Hyatt	Carlson	TA (No. 1)	TA (No. 2)	Total / Range / Average (all investments)
Number of Properties	10 [2]	22	11	145	40	474
Number of Rooms / Suites	2,937	2,724	2,096	[3]	--	42,880 [3]
Property Brands	Crowne Plaza® / Staybridge Suites®	Hyatt Place®	Radisson Hotels & Resorts® / Park Plaza® Hotels & Resorts / Country Inn & Suites by Carlson℠	TravelCenters of America®	Petro Stopping Centers®	16 Brands
Number of States	5	14	7	39	25	44 plus Ontario and Puerto Rico
Tenant	Our TRS	Our TRS	Our TRS	Subsidiary of TA	Subsidiary of TA	5 Tenants
Manager	Subsidiaries of InterContinental	Subsidiary of Hyatt	Subsidiary of Carlson	TA	TA	5 Managers
Investment [4]	$254,876	$301,942	$202,251	$1,871,162	$718,014	6,594,344
End of Current Term	2030	2030	2030	2022	2024	2012-2031
Renewal Options [5]	2 for 15 years each	2 for 15 years each	2 for 15 years each	N/A	2 for 15 years each	--
Annual Minimum Return / Minimum Rent [6]	$21,541	$22,037	$12,920	$142,150 [7]	$55,223 [7]	$560,166
Additional Return	$1,750 [8]	50% of cash flow in excess of minimum return [9]	50% of cash flow in excess of minimum return [9]	--	--	$15,208
Percentage Return / Rent [10]	7.5% of revenues above 2007 revenues	--	--	3% of non-fuel revenues and 0.3% of fuel revenues above 2011 revenues	3% of non-fuel revenues and 0.3% of fuel revenues above 2012 revenues	--
Security Deposit	$27,557 [11]	--	--	--	--	$81,128
Other Security Features	Limited guarantee provided by InterContinental; parent minimum net worth requirement [11]	Limited guarantee provided by Hyatt; parent minimum net worth requirement	Limited guarantee provided by Carlson; parent minimum net worth requirement	TA guarantee	TA guarantee	--

(1) In July 2011, we entered an agreement to re-align our four contracts with InterContinental. The four contracts concerning 130 hotels (one hotel was sold in July 2011), have been combined under one agreement, which expires in 2036.

(2) In connection with the re-alignment described in Note 1, we may decide to pursue the sale or rebranding of up to 42 hotels included in this agreement. The information provided in this table includes these 42 hotels.

(3) Eighteen (18) of our TA properties include hotels. The rooms associated with these hotels have been excluded from total hotel rooms.

(4) Represents historical cost of properties plus capital improvements funded by us and excludes impairment writedowns and capital improvements made from FF&E reserves funded from hotel operations.

(5) Renewal options may be exercised by the manager or tenant for all, but not less than all, of the properties within each combination of properties.

(6) Each management agreement or lease provides for payment to us of an annual minimum return or minimum rent, respectively. Management fees are generally subordinated to these minimum payment amounts and certain minimum payments are subject to full or limited guarantees.

(7) Effective January 1, 2011, we entered a lease amendment with TA and the rents presented in this report represent TA's contractual obligations under the amended leases. The amounts presented for the TA No. 1 lease includes approximately $5,026 of ground rent due to us from TA.

(8) These agreements provides for annual additional return payments to us of the amounts stated to the extent of available cash flow after payment of operating costs, funding of the FF&E reserve, payment of our minimum return and payment of certain management fees. These amounts are not guaranteed or secured by deposits.

(9) These management agreements provide for payment to us of 50% of available cash flow after payment of operating costs, funding the FF&E reserve, payment of our minimum return and reimbursement to the managers of working capital and guaranty advances, if any.

(10) Certain of our management agreements and leases provide for payment to us of a percentage of increases in total sales over base year levels. Percentage returns under our management agreements are payable to us only to the extent of available cash flow, as defined in the agreements. The payment of percentage rent under our leases is not subject to available cash flow.

(11) The limited guarantee that secured InterContintental's obligations under the InterContinental No. 1, No. 2, No. 3 and No. 4 portfolios was exhausted in January 2011. In addition to the limited guarantee, a single deposit secures InterContinental's obligations under the InterContinental No. 1, No. 2, No. 3 and No. 4 portfolios. The original amount of this security deposit was $36,872. As of June 30, 2011, we have applied $9,315 of the security deposit to cover deficiencies in the minimum returns/rent paid by InterContinental for these agreements. As part of the July 2011 agreement described in Note 1, InterContinental provided us with an additional $37,000 to supplement the existing security deposit that secures InterContinental's obligations under the new agreement. We received $293 more than the minimum amounts due in July and August and increased the availalbe security deposit by the additional amount. As of August 8, 2011, the balance of this security deposit is $64,850.

PORTFOLIO BY OPERATING AGREEMENT, MANAGER AND BRAND

PORTFOLIO BY OPERATING AGREEMENT, MANAGER AND BRAND

(dollars in thousands)



	Number of Properties	Percent of Number of Properties	Number of Rooms / Suites [1]	Percent of Number of Rooms / Suites [1]	Investment [2]	Percent of Investment	Investment per Room / Suite	Annual Minimum Return / Rent	Percent of Minimum Return / Rent
By Operating Agreement									
InterContinental (no. 1) [4]	31	7%	3,844	9%	$ 436,708	6%	$ 114	$ 37,882	7%
InterContinental (no. 2) [4]	76	16%	9,220	21%	590,971	9%	64	50,000	9%
InterContinental (no. 3) [3][4]	14	3%	4,139	10%	512,373	8%	124	44,258	8%
InterContinental (no. 4) [4]	10	2%	2,937	7%	254,876	4%	87	21,541	4%
Marriott (no. 1)	53	11%	7,610	18%	663,943	10%	87	66,256	12%
Marriott (no. 234) [5]	71	15%	9,954	23%	952,026	15%	96	98,404	17%
Marriott (no. 5)	1	-	356	1%	90,078	1%	253	9,495	2%
Hyatt	22	5%	2,724	6%	301,942	5%	111	22,037	4%
Carlson	11	2%	2,096	5%	202,251	3%	96	12,920	2%
TA (no. 1) [6]	145	31%	N/A	N/A	1,871,162	28%	N/A	142,150	25%
TA (no. 2) [6]	40	8%	N/A	N/A	718,014	11%	N/A	55,223	10%
Total	474	100%	42,880	100%	$ 6,594,344	100%	$ 93	$ 560,166	100%
By Manager:									
InterContinental [3][4]	131	28%	20,140	47%	$ 1,794,928	27%	$ 89	$ 153,681	28%
Marriott International	125	27%	17,920	42%	1,706,047	26%	95	174,155	31%
Hyatt	22	5%	2,724	6%	301,942	5%	111	22,037	4%
Carlson	11	2%	2,096	5%	202,251	3%	96	12,920	2%
TA [5]	185	38%	N/A	N/A	2,589,176	39%	N/A	197,373	35%
Total	474	100%	42,880	100%	$ 6,594,344	100%	$ 93	$ 560,166	100%
By Brand:									
Candlewood Suites® [4]	76	16%	9,220	22%	$ 590,971	9%	$ 64		
Country Inn & Suites by Carlson SM	5	1%	753	2%	75,054	1%	100		
Courtyard by Marriott® [5]	71	15%	10,281	24%	924,303	14%	90		
Crowne Plaza® [4]	12	3%	4,406	10%	390,055	6%	89		
Holiday Inn® [3][4]	3	1%	697	2%	35,526	1%	51		
Hyatt Place TM	22	5%	2,724	6%	301,942	5%	111		
InterContinental® [4]	5	1%	1,479	3%	300,257	4%	203		
Marriott Hotels® [5]	3	1%	1,349	3%	160,407	2%	119		
Park Plaza® Hotels & Resorts	1	0%	209	0%	11,042	0%	53		
Radisson Hotels & Resorts®	5	1%	1,134	3%	116,155	2%	102		
Residence Inn by Marriott® [5]	37	8%	4,695	11%	496,096	8%	106		
SpringHill Suites by Marriott®	2	0%	264	1%	20,897	0%	79		
Staybridge Suites® [4]	35	7%	4,338	10%	478,119	7%	110		
TownePlace Suites by Marriott® [5]	12	3%	1,331	3%	104,344	2%	78		
TravelCenters of America® [6]	145	30%	N/A	N/A	1,871,162	28%	N/A		
Petro Stopping Centers® [6]	40	8%	N/A	N/A	718,014	11%	N/A		
Total	474	100%	42,880	100%	$ 6,594,344	100%	$ 93		

(1) Eighteen (18) of our TA properties include a hotel. The rooms associated with these hotels have been excluded from total hotel rooms.

(2) Represents historical cost of properties plus capital improvements funded by us and excludes impairment writedowns and capital improvements made from FF&E reserves funded from hotel operations.

(3) In July 2011, we sold our Holiday Inn in Memphis, TN. The information provided in this table includes this hotel.

(4) In July 2011, we entered an agreement to re-align our four contracts with InterContinental. The four contracts, which we historically referred to as our InterContinental Nos. 1, 2, 3 and 4 contracts concerning 130 hotels, have been combined under one agreement. In connection with this agreement, we may decide to pursue the sale or rebranding of up to 42 hotels included in this agreement. The information provided in this table includes these 42 hotels.

(5) In June 2011, we entered an agreement to re-align three of our contracts with Marriott. The three contracts, which we historically referred to as our Marriott Nos. 2, 3 and 4 contracts concerning 71 hotels, have been combined under one agreement. In connection with this agreement, we have decided to pursue the sale of 21 hotels included in this agreement, consisting of nine TownPlace Suites hotels, six Residence Inn hotels, five Courtyard hotels and one Marriott hotel. The information provided in this table includes these 21 hotels.

(6) Effective January 1, 2011, we entered a lease amendment with TA and the rents presented in this report represent TA's contractual obligations under the amended leases. The amounts presented for the TA No. 1 lease include approximately $5,026 of ground rent due to us from TA.

OPERATING STATISTICS BY HOTEL OPERATING AGREEMENT



	No. of Hotels	No. of Rooms / Suites	Second Quarter [1]			Year to Date [1]		
			2011	2010	Change	2011	2010	Change
ADR								
InterContinental (no. 1) [3]	31	3,844	$ 98.48	$ 94.57	4.1%	$ 98.41	$ 95.67	2.9%
InterContinental (no. 2) [3]	76	9,220	58.91	57.19	3.0%	58.88	57.93	1.6%
InterContinental (no. 3) [2][3]	14	4,139	124.73	120.59	3.4%	124.12	119.68	3.7%
InterContinental (no. 4) [3]	10	2,937	93.28	89.19	4.6%	93.05	89.74	3.7%
Marriott (no. 1)	53	7,610	108.09	104.85	3.1%	108.31	105.20	3.0%
Marriott (no. 234) [4]	71	9,954	101.18	98.55	2.7%	100.86	98.74	2.1%
Marriott (no. 5)	1	356	215.70	171.38	25.9%	212.00	180.83	17.2%
Hyatt	22	2,724	88.62	85.03	4.2%	89.38	84.30	6.0%
Carlson	11	2,096	85.89	83.12	3.3%	87.30	84.44	3.4%
All hotels	289	42,880	$ 93.64	$ 90.50	3.5%	$ 93.60	$ 91.05	2.8%
OCCUPANCY								
InterContinental (no. 1) [3]	31	3,844	83.0%	81.8%	1.2 pts	78.7%	76.1%	2.6 pts
InterContinental (no. 2) [3]	76	9,220	79.8%	75.3%	4.5 pts	75.4%	69.5%	5.9 pts
InterContinental (no. 3) [2][3]	14	4,139	80.7%	79.6%	1.1 pts	76.5%	74.7%	1.8 pts
InterContinental (no. 4) [3]	10	2,937	74.5%	70.9%	3.6 pts	72.9%	67.7%	5.2 pts
Marriott (no. 1)	53	7,610	69.1%	66.3%	2.8 pts	64.3%	62.1%	2.2 pts
Marriott (no. 234) [4]	71	9,954	73.6%	69.8%	3.8 pts	68.7%	66.4%	2.3 pts
Marriott (no. 5)	1	356	87.5%	86.5%	1.0 pts	85.2%	80.6%	4.6 pts
Hyatt	22	2,724	82.1%	80.9%	1.2 pts	77.6%	77.2%	0.4 pts
Carlson	11	2,096	66.1%	59.5%	6.6 pts	64.0%	58.8%	5.2 pts
All hotels	289	42,880	76.2%	72.9%	3.3 pts	71.9%	68.6%	3.3 pts
RevPAR								
InterContinental (no. 1) [3]	31	3,844	$ 81.74	$ 77.36	5.7%	$ 77.45	$ 72.80	6.4%
InterContinental (no. 2) [3]	76	9,220	47.01	43.06	9.2%	44.40	40.26	10.3%
InterContinental (no. 3) [2][3]	14	4,139	100.66	95.99	4.9%	94.95	89.40	6.2%
InterContinental (no. 4) [3]	10	2,937	69.49	63.24	9.9%	67.83	60.75	11.7%
Marriott (no. 1)	53	7,610	74.69	69.52	7.4%	69.64	65.33	6.6%
Marriott (no. 234) [4]	71	9,954	74.47	68.79	8.3%	69.29	65.56	5.7%
Marriott (no. 5)	1	356	188.74	148.24	27.3%	180.62	145.75	23.9%
Hyatt	22	2,724	72.76	68.79	5.8%	69.36	65.08	6.6%
Carlson	11	2,096	56.77	49.46	14.8%	55.87	49.65	12.5%
All hotels	289	42,880	$ 71.35	$ 65.97	8.2%	$ 67.30	$ 62.46	7.7%

(1) Includes data for the calendar periods indicated, except for our Marriott® branded hotels, which include data for comparable fiscal periods.

(2) On July 19, 2011, we sold our Holiday Inn hotel in Memphis, Tennessee. The information provided in this table includes this hotel.

(3) In July 2011, we entered an agreement to re-align our four contracts with InterContinental. The four contracts, which we historically referred to as our InterContinental Nos. 1, 2, 3 and 4 contracts concerning 130 hotels, have been combined under one agreement. In connection with this agreement, we may decide to pursue the sale or rebranding of up to 42 hotels included in this agreement. The information provided in this table includes these 42 hotels.

(4) In June 2011, we entered an agreement to re-align three of our contracts with Marriott. The three contracts, which we historically referred to as our Marriott Nos. 2, 3 and 4 contracts concerning 71 hotels, have been combined under one agreement. In connection with this agreement, we have decided to pursue the sale of 21 hotels included in this agreement. The information provided in this table includes these 21 hotels.



COVERAGE BY OPERATING AGREEMENT [1]

	For the Twelve Months Ended [2]				
Operating Agreement	6/30/2011	3/31/2011	12/31/2010	9/30/2010	6/30/2010
InterContinental (no. 1) [4]	0.79x	0.77x	0.74x	0.75x	0.74x
InterContinental (no. 2) [4]	0.79x	0.74x	0.69x	0.64x	0.65x
InterContinental (no. 3) [3][4]	0.66x	0.64x	0.59x	0.57x	0.60x
InterContinental (no. 4) [4]	0.43x	0.38x	0.34x	0.35x	0.39x
Marriott (no. 1)	0.73x	0.73x	0.75x	0.84x	0.84x
Marriott (no. 234) [5]	0.68x	0.66x	0.67x	0.67x	0.66x
Marriott (no. 5)	0.35x	0.22x	0.17x	0.11x	-0.08x
Hyatt	0.80x	0.75x	0.71x	0.69x	0.70x
Carlson	0.63x	0.61x	0.59x	0.60x	0.61x
TA (no. 1) [6]	1.47x	1.38x	1.28x	1.22x	1.14x
TA (no. 2) [6]	1.38x	1.26x	1.15x	1.07x	0.97x

	For the Three Months Ended [2]				
Operating Agreement	6/30/2011	3/31/2011	12/31/2010	9/30/2010	6/30/2010
InterContinental (no. 1) [4]	0.98x	0.75x	0.57x	0.87x	0.88x
InterContinental (no. 2) [4]	1.02x	0.72x	0.67x	0.74x	0.82x
InterContinental (no. 3) [3][4]	0.96x	0.65x	0.49x	0.55x	0.89x
InterContinental (no. 4) [4]	0.66x	0.61x	0.28x	0.16x	0.47x
Marriott (no. 1)	0.99x	0.62x	0.49x	0.90x	1.00x
Marriott (no. 234) [5]	0.86x	0.54x	0.58x	0.75x	0.77x
Marriott (no. 5)	0.58x	0.27x	0.07x	0.49x	0.06x
Hyatt	1.00x	0.78x	0.65x	0.76x	0.83x
Carlson	0.69x	0.63x	0.49x	0.72x	0.60x
TA (no. 1) [6]	2.00x	1.21x	1.09x	1.62x	1.55x
TA (no. 2) [6]	1.90x	1.17x	1.01x	1.47x	1.37x

(1) We define coverage as combined total property level sales minus all property level expenses which are not subordinated to minimum payments contractually due to us and the required FF&E reserve contributions (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us.

(2) Includes data for the calendar periods indicated, except for our Marriott branded hotels, which include data for comparable fiscal periods.

(3) On July 19, 2011, we sold our Holiday Inn hotel in Memphis, Tennessee. The information provided in this table includes this hotel.

(4) In July 2011, we entered an agreement to re-align our four contracts with InterContinental. The four contracts, which we historically referred to as our InterContinental Nos. 1, 2, 3 and 4 contracts concerning 130 hotels, have been combined under one agreement. In connection with this agreement, we may decide to pursue the sale or rebranding of up to 42 hotels included in this agreement. The information provided in this table includes these 42 hotels. For the twelve and three months ended June 30, 2011, the pro forma combined coverage for the 131 hotels was 0.70x and 0.94x, respectively.

(5) In June 2011, we entered an agreement to re-align three of our contracts with Marriott. The three contracts, which we historically referred to as our Marriott Nos. 2, 3 and 4 contracts concerning 71 hotels, have been combined under one agreement. In connection with this agreement, we have decided to pursue the sale of 21 hotels included in this agreement. The information provided in this table includes these 21 hotels.

(6) The TA rent coverage ratios provided in this table have been calculated based upon the contractual rent amounts in place during the periods presented.

All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data.



OPERATING AGREEMENT EXPIRATION SCHEDULE

(dollars in thousands)

	Annualized Minimum Return / Rent		% of Annualized Minimum Return / Rent	Cumulative % of Annualized Minimum Return / Rent
2011	-		-	-
2012	66,256	(1)	11.8%	11.8%
2013	-		-	11.8%
2014	-		-	11.8%
2015	-		-	11.8%
2016	-		-	11.8%
2017	-		-	11.8%
2018	-		-	11.8%
2019 and thereafter	493,910	(2)(3)	88.2%	100.0%
Total	$ 560,166		100.0%	

Weighted average remaining term	13.4 years

(1) In November 2010, Host notified us that it will not exercise its renewal option at the end of the current lease term. Assuming no default by Host, upon expiration of the agreement on December 31, 2012, we expect to return the $50,540 security deposit to Host, to lease these hotels to one of our TRSs and to continue the existing hotel brand and management agreements with Marriott, which expires in 2013. In June 2011, Marriott provided notice to us that it intends to exercise its option to renew this management agreement for an additional 12 years.

(2) In June 2011, we entered an agreement to re-align three of our contracts with Marriott. The three contracts, which we historically referred to as our Marriott Nos. 2, 3 and 4 contracts concerning 71 hotels, have been combined under one agreement, which expires in 2025.

(3) In July 2011, we entered an agreement to re-align our four contracts with InterContinental. The four contracts, which we historically referred to as our InterContinental Nos. 1, 2, 3 and 4 contracts concerning 130 hotels, have been combined under one agreement, which expires in 2036. These four historical contracts were scheduled to expire in 2028 through 2031.



EXHIBITS

Livingston Travel Center, Livingston, CA.
Truck Parking: 110.

CALCULATION OF EBITDA

(in thousands)



EXHIBIT A

	For the Three Months Ended		For the Six Months Ended	
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Net income	$ 51,643	$ 23,210	$ 104,691	$ 64,075
Plus: Interest expense	33,331	34,987	66,670	71,892
Depreciation and amortization	57,630	60,726	113,944	121,263
Deferred percentage rent [1]	395	454	936	788
Income tax expense	235	585	567	1,526
Acquisition related costs [2]	763	-	763	-
Loss on extinguishment of debt [3]	-	6,720	-	6,720
Loss on asset impairment, net [4]	7,263	16,384	7,263	16,384
EBITDA	$ 151,260	$ 143,066	$ 294,834	$ 282,648

(1) In calculating net income, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in the calculation of EBITDA for each quarter of the year. The fourth quarter EBITDA calculation excludes the amounts recognized during the first three quarters.

(2) Represents costs associated with a potential acquisition of hotel properties.

(3) During the second quarter of 2010, we recorded a $6,720, or $0.05 per share, loss on the extinguishment of debt relating to the purchase of $185,696 face amount of our 3.8% convertible senior notes due 2027 for an aggregate purchase price of $185,626, excluding accrued interest. The loss on extinguishment of debt is net of unamortized issuance costs and discounts of $7,260, $1,058 of the equity component of the notes and $588 of transaction costs.

(4) In connection with a decision to pursue the sale of four of our InterContinental hotels, we recorded a $16,384, or $0.13 per share, loss on asset impairment in the second quarter of 2010 to reduce the carrying value of these hotels to their estimated fair value less costs to sell. We further decreased the carrying values of these four hotels during the three months ended June 30, 2011, and recorded a $315 loss on asset impairment. In connection with our decision to sell 21 hotels as part of our June 2011 agreement with Marriott, we recorded a $3,081, or $0.02 per share, loss on asset impairment in the second quarter of 2011 to reduce the carrying value of 14 of these hotels to their estimated fair value less costs to sell. Also, in performing our periodic evaluation of real estate assets for impairment during the second quarter of 2011, we revised our value assumptions regarding one InterContinental hotel that we are considering selling as part of our July 2011 agreement with InterContinental. As a result, we recorded a $3,867, or $0.03 per share, loss on asset impairment during the second quarter of 2011 to reduce the carrying value of this hotel to its estimated fair value.

We calculate EBITDA as as shown above. We consider EBITDA to be an appropriate measure of our performance along with net income and cash flow from operating, investing and financing activities. We believe that EBITDA provides useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA can facilitate a comparison of current operating performance with our past operating performance. EBITDA does not represent cash generated by operating activities in accordance with U.S. generally accepted accounting principles, or GAAP, and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. Other REITs and real estate companies may calculate EBITDA differently than we do.

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND
NORMALIZED FFO

(in thousands, except per share data)



EXHIBIT B

	For the Three Months Ended		For the Twelve Months Ended	
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Net income available for common shareholders	$ 44,173	$ 15,740	$ 89,751	$ 49,135
Add: Depreciation and amortization	57,630	60,726	113,944	121,263
FFO	101,803	76,466	203,695	170,398
Deferred percentage rent [1]	395	454	936	788
Acquisition related costs [2]	763	-	763	-
Loss on asset impairment, net [3]	7,263	16,384	7,263	16,384
Loss on extinguishment of debt [4]	-	6,720	-	6,720
Normalized FFO available for common shareholders	$ 110,224	$ 100,024	$ 212,657	$ 194,290
Weighted average shares outstanding	123,450	123,389	123,447	123,385
Net income available for common shareholders per share	$ 0.36	$ 0.13	$ 0.73	$ 0.40
FFO available for common shareholders per share	$ 0.82	$ 0.62	$ 1.65	$ 1.38
Normalized FFO available for common shareholders per share	$ 0.89	$ 0.81	$ 1.72	$ 1.57

(1)   In calculating net income, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these estimated amounts in the calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts recognized during the first three quarters.

(2)   Represents costs associated with a potential acquisition of hotel properties.

(3)   In connection with a decision to pursue the sale of four of our InterContinental hotels, we recorded a $16,384, or $0.13 per share, loss on asset impairment in the second quarter of 2010 to reduce the carrying value of these hotels to their estimated fair value less costs to sell. We further decreased the carrying values of these hotels during the three months ended June 30, 2011, and recorded a $315 loss on asset impairment. In connection with our decision to sell 21 hotels as part of our June 2011 agreement with Marriott, we recorded a $3,081, or $0.02 per share, loss on asset impairment in the second quarter of 2011 to reduce the carrying value of 14 of these hotels to their estimated fair value less costs to sell. Also, in performing our periodic evaluation of real estate assets for impairment during the second quarter of 2011, we revised our value assumptions regarding one InterContinental hotel that we are considering selling as part of our July 2011 agreement with InterContinental. As a result, we recorded a $3,867, or $0.03 per share, loss on asset impairment during the second quarter of 2011 to reduce the carrying value of this hotel to its estimated fair value.

(4)   During the second quarter of 2010, we recorded a $6,720, or $0.05 per share, loss on the extinguishment of debt relating to the purchase of $185,696 face amount of our 3.8% convertible senior notes due 2027 for an aggregate purchase price of $185,626, excluding accrued interest. The loss on extinguishment of debt is net of unamortized issuance costs and discounts of $7,260, $1,058 of the equity component of the notes and $588 of transaction costs.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with U.S. Generally Accepted Accounting Principles, or GAAP, excluding gain or loss on sale of properties, plus real estate depreciation and amortization. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include percentage rent and exclude loss on early extinguishment of debt, impairment of assets and acquisition related costs. We consider FFO and Normalized FFO to be appropriate measures of performance for a REIT, along with net income and cash flow from operating, investing and financing activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO can facilitate a comparison of operating performances between periods. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and public debt covenants, the availability of debt and equity capital to us and our expectation of our future capital requirements and operating performance. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income or cash flow from operating activities, determined in accordance with GAAP as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that in order to facilitate a clearer understanding of our consolidated historical operating results, these measures should be considered in conjunction with net income and cash flow from operating activities as presented in our Consolidated Statements of Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.